Exhibit 99.1

Super Hi Reports Unaudited Financial Results for the Second Quarter of 2026

SINGAPORE, August 26, 2026 (GLOBE NEWSWIRE) -- Super Hi International Holding Ltd. (NASDAQ: HDL and HKEX: 9658) (“Super Hi” or the “Company”), a leading Chinese cuisine restaurant brand operating Haidilao hot pot restaurants in the international market, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Highlights

•	Revenue was US$218.8 million, representing an increase of 10.0% from US$198.9 million in the same period of 2025.

•	In the second quarter of 2026, the Company opened 2 new Haidilao restaurants. The total number of Haidilao restaurants expanded from 127 as of March 31, 2026, to 129 as of June 30, 2026.

•	Overall average table turnover rate[1] was 3.9 times per day, compared to 3.8 times per day in the same period of 2025. Overall average same-store table turnover rate[2] was 4.0 times per day, compared to 3.9 times per day in the same period of 2025.

•	The Company had over 8.1 million total guest visits, representing an increase of 5.2% from 7.7 million in the same period of 2025.

•	Income from operation[3] was US$8.1 million, representing an increase of 118.9% from US$3.7 million in the same period of 2025.

•	Income from operation margin[4] was 3.7%, compared to 1.9% in the same period of 2025, representing an increase of 1.8 percentage points year over year.

Mr. Li Yu, CEO & Executive Director of Super Hi, commented, “Through our sustained commitment to the 'Dual Focus on Employees and Customers' strategy, the initiatives and investments we have made over the past year in employee development, customer experience, and restaurant management have further strengthened our operational foundation and are gradually translating into greater operational resilience and efficiency.”

“In the second quarter of 2026, the Company's total revenue increased 10.0% year over year to US$218.8 million, while income from operations margin4 expanded by 1.8 percentage points to 3.7%, reflecting further improvement in our operating efficiency. During the quarter, both the overall average table turnover rate¹ and the overall average same-store table turnover rate² of Haidilao restaurants increased by 0.1 times per day year over year, and revenue from Haidilao restaurants grew by 4.6% year over year. Meanwhile, we continued to diversify our revenue streams, with delivery and other business revenue increasing by 114.3% year over year, further enhancing our business mix and providing new momentum for the Company’s growth.”

1 Calculated by dividing the total tables served for the period by the product of total Haidilao restaurant operating days for the period and average table count during the period.

2 Calculated by dividing the total tables served for the period by the product of total Haidilao restaurant operating days for the period and average table count at the Company’s same-stores during the period.

3 Calculated by excluding interest income, finance costs, unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency, net gain arising on financial assets at fair value through profit or loss and income tax expense from (loss) profit for the period.

4 Calculated by dividing income from operation3 by total revenue.

Second Quarter 2026 Financial Results

Revenue was US$218.8 million, representing an increase of 10.0% from US$198.9 million in the same period of 2025.

•	Revenue from Haidilao restaurant operations was US$197.8 million, representing an increase of 4.6% from US$189.1 million in the same period of 2025. The increase was primarily attributable to (i) significantly improved operational performance at Haidilao restaurants driven by our ongoing operational optimization initiatives, with higher overall average table turnover rate[1] and increased customer traffic, further strengthening brand influence; and (ii) continued expansion of the restaurant network, resulting in a year-over-year increase in the total number of restaurants.

•	Revenue from delivery business was US$7.6 million, representing an increase of 105.4% from US$3.7 million in the same period of 2025. The increase was primarily attributable to (i) the continuous optimization of delivery offerings based on market demand, including product innovation and promotional initiatives; and (ii) the expansion of delivery channels and strengthened collaborations with local food delivery platforms.

•	Revenue from other business was US$13.4 million, representing an increase of 119.7% from US$6.1 million in the same period of 2025. The increase was mainly driven by (i) the increasing popularity of hot pot condiment products and Haidilao-branded and sub-branded food products among local customers and retailers; and (ii) the incubation of secondary branded restaurants under the “Pomegranate Plan” through diversification into multiple business concepts.

Raw materials and consumables used were US$74.7 million, representing an increase of 10.5% from US$67.6 million in the same period of 2025. The increase was primarily driven by (i) business expansion, in line with the Company’s revenue growth; and (ii) increased sales of hot pot condiment products, Haidilao-branded and sub-branded food products, and the expansion of the secondary branded restaurants. As a percentage of revenue, raw materials and consumables used increased to 34.1% in the second quarter of 2026 from 34.0% in the same period of 2025.

Staff costs were US$75.0 million, representing an increase of 6.7% from US$70.3 million in the same period of 2025. The increase was primarily attributable to (i) an increased number of employees to support the continued expansion of our restaurant network and enhance customer experience; (ii) ongoing investment in central support functions to strengthen management capabilities and operational efficiency, and (iii) higher statutory minimum wages in certain countries where we operated. As a percentage of revenue, staff costs decreased to 34.3% in the second quarter of 2026 from 35.3% in the same period of 2025.

Income from operation3 was US$8.1 million, representing an increase of 118.9% from US$3.7 million in the same period of 2025. Income from operation margin4 was 3.7%, compared to 1.9% in the same period of 2025. This increase in income from operation margin4 was mainly attributable to (i) improved operational efficiency resulting from ongoing operating cost optimization initiatives; and (ii) positive operating leverage driven by revenue growth.

Loss for the period was US$1.9 million, compared to a profit of US$16.4 million in the same period of 2025. This change was mainly due to an increase in net foreign exchange loss of US$20.6 million in the second quarter of 2026 compared to the same period of 2025, which was primarily attributable to foreign exchange fluctuations, particularly the depreciation of local currencies against the U.S. dollar.

Basic and diluted net loss per share were both approximating nil, compared to a basic and diluted net profit per share of US$0.03 in the same period of 2025.

Operational Highlights

Haidilao Restaurant Performance

The following table summarizes key performance indicators of Haidilao’s restaurants for the quarters indicated.

	As of/For the Three Months Ended June 30,
	2026	2025
Number of restaurants
Southeast Asia	73	74
East Asia	22	20
North America	22	20
Others(1)	12	12
Total	129	126

Total guest visits (million)
Southeast Asia	5.3	5.1
East Asia	1.2	1.0
North America	1.0	1.0
Others(1)	0.6	0.6
Total	8.1	7.7

Average table turnover rate(2) (times per day)
Southeast Asia	3.8	3.6
East Asia	4.9	4.8
North America	3.6	4.0
Others(1)	3.7	3.9
Overall	3.9	3.8

Average spending per guest(3) (US$)
Southeast Asia	18.6	18.6
East Asia	27.4	29.4
North America	41.0	39.1
Others(1)	41.0	39.7
Overall	24.3	24.3

Average daily revenue per restaurant(4) (US$ in thousands)
Southeast Asia	15.1	14.9
East Asia	19.1	19.8
North America	20.2	21.9
Others(1)	23.0	24.0
Overall	17.4	17.6

Notes:

(1)	Others include Australia, the United Kingdom, and the United Arab Emirates.

(2)	Calculated by dividing total number of tables served for the periods by the product of total Haidilao restaurant operating days for the periods and average table count during the periods in the same geographic region.

(3)	Calculated by dividing gross revenue of Haidilao restaurant operations for the periods by total guests served for the periods in the same geographic region.

(4)	Calculated by dividing the revenue of Haidilao restaurant operations for the periods by the total Haidilao restaurant operating days of the periods in the same geographic region.

Same-Store Sales

The following table sets forth details of the Company’s same-store sales for the quarters indicated.

	As of/For the Three Months Ended June 30,
	2026	2025
Number of same-stores(1)
Southeast Asia	65
East Asia	16
North America	19
Others(6)	11
Total	111

Same-store sales(2) (US$ in thousands)
Southeast Asia	91,555	89,365
East Asia	28,889	28,645
North America	34,710	37,941
Others(6)	24,241	24,910
Total	179,395	180,861

Average same-store sales per day(3) (US$ in thousands)
Southeast Asia	15.5	15.1
East Asia	19.8	19.7
North America	20.1	21.9
Others(6)	24.2	24.9
Overall	17.8	17.9

Average same-store spending per guest(4) (US$)
Southeast Asia	18.9	18.5
East Asia	27.6	29.5
North America	40.5	39.2
Others(6)	41.6	40.1
Overall	24.5	24.5

Average same-store table turnover rate(5) (times/day)
Southeast Asia	3.8	3.7
East Asia	5.2	4.8
North America	3.6	4.0
Others(6)	3.8	3.9
Overall	4.0	3.9

Notes:

(1)	Includes restaurants that commenced operations prior to the beginning of the periods under comparison and operated for more than 75 days in the second quarter of 2025 and 2026, respectively.

(2)	Refers to the aggregate gross revenue from Haidilao restaurant operations at the Company’s same-stores for the periods indicated.

(3)	Calculated by dividing the gross revenue from Haidilao restaurant operations for the periods by the total Haidilao restaurant operating days at the Company’s same-stores for the periods.

(4)	Calculated by dividing gross revenue of Haidilao restaurant operations for the periods by total guests served for the periods at the Company’s same-stores in the same geographic region.

(5)	Calculated by dividing the total tables served for the periods by the product of total Haidilao restaurant operating days for the periods and average table count at the Company’s same-stores during the periods.

(6)	Others include Australia, the United Kingdom, and the United Arab Emirates.

About Super Hi

Super Hi is a catering company that operates hot pot restaurants under the Haidilao brand in the international markets. Haidilao is a leading Chinese cuisine restaurant brand. With roots in Sichuan from 1994, Haidilao has become one of the most popular and largest Chinese cuisine brands in the world. With over 32 years of brand history, Haidilao is well-loved by guests for its unique dining experience — warm and attentive service, great ambiance and delicious food, standing out among global restaurant chains, which has made Haidilao restaurants into a worldwide cultural phenomenon. Haidilao has been ranked as one of the “world’s most valuable restaurant brands” for seven consecutive years since 2019, earning the title of “World’s Strongest Restaurant Brand” for 2024 (Brand Finance). As of June 30, 2026, Super Hi had 129 self-operated Haidilao restaurants in 14 countries across four continents.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Super Hi may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “SEHK”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Super Hi’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Super Hi’s operations and business prospects; future developments, trends and conditions in the industry and markets in which Super Hi operates; Super Hi’s strategies, plans, objectives and goals and Super Hi’s ability to successfully implement these strategies, plans, objectives and goals; Super Hi’s ability to maintain an effective food safety and quality control system; Super Hi’s ability to continue to maintain its leadership position in the industry and markets in which Super Hi operates; Super Hi’s dividend policy; Super Hi’s capital expenditure plans; Super Hi’s expansion plans; Super Hi’s future debt levels and capital needs; Super Hi’s expectations regarding the effectiveness of its marketing initiatives and the relationship with third-party partners; Super Hi’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to Super Hi’s industry; Super Hi’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Super Hi’s filings with the SEC and the announcements and filings on the website of the SEHK. All information provided in this press release is as of the date of this press release, and Super Hi does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor Relations
Email: superhi_ir@superhi-inc.com

Phone: +1 (212) 574-7992

Public Relations
Email: media.hq@superhi-inc.com

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the three months ended June 30,
	2026	2025
	USD’000	USD’000
Revenue	218,827	198,950
Other income	2,113	2,050
Raw materials and consumables used	(74,735)	(67,577)
Staff costs	(74,951)	(70,328)
Rentals and related expenses	(5,646)	(6,022)
Utilities expenses	(7,285)	(7,177)
Depreciation and amortization	(21,033)	(19,790)
Travelling and communication expenses	(2,016)	(2,052)
Other expenses	(23,767)	(21,204)
Other (losses) gains - net	(5,583)	15,460
Finance costs	(3,136)	(2,772)

Profit before tax	2,788	19,538
Income tax expense	(4,718)	(3,147)

(Loss) Profit for the period	(1,930)	16,391

Other comprehensive income (expense)
Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	2,049	(9,271)
Total comprehensive income for the period	119	7,120

(Loss) Profit for the period attributable to:
Owners of the Company	(1,898)	16,414
Non-controlling interests	(32)	(23)

	(1,930)	16,391

Total comprehensive income attributable to:
Owners of the Company	159	7,143
Non-controlling interests	(40)	(23)

	119	7,120

(Loss) Earnings per share
Basic and diluted (USD)	(0.00)*	0.03

*       Less than USD 0.01

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at June 30,	As at December 31,
	2026	2025
	USD’000	USD’000
Non-current Assets
Property, plant and equipment	171,156	160,301
Right-of-use assets	210,544	204,180
Intangible assets	474	311
Deferred tax assets	4,964	4,725
Other receivables	1,960	1,961
Prepayments	197	325
Rental and other deposits	20,890	20,709

	410,185	392,512

Current Assets
Inventories	34,793	37,519
Trade and other receivables and prepayments	30,831	35,652
Rental and other deposits	5,329	5,417
Pledged bank deposits	3,544	2,793
Bank balances and cash	266,403	271,990

	340,900	353,371

Current Liabilities
Trade payables	33,595	36,337
Other payables	38,340	42,980
Amounts due to related parties	1,228	2,177
Tax payables	6,147	7,031
Lease liabilities	44,954	45,662
Contract liabilities	10,204	10,658
Provisions	1,856	1,987

	136,324	146,832

Net Current Assets	204,576	206,539

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at June 30,	As at December 31,
	2026	2025
	USD’000	USD’000
Non-current Liabilities
Deferred tax liabilities	6,518	6,184
Lease liabilities	189,428	183,139
Contract liabilities	2,726	2,905
Provisions	16,381	15,179

	215,053	207,407

Net Assets	399,708	391,644

Capital and Reserves
Share capital	3	3
Shares held under share award scheme	*	*
Share premium	550,593	550,593
Reserves	(154,616)	(160,494)

Equity attributable to owners of the Company	395,980	390,102
Non-controlling interests	3,728	1,542
Total Equity	399,708	391,644

*      Less than USD 1,000

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended June 30,
	2026	2025
	USD’000	USD’000
Net cash from operating activities	28,244	26,599
Net cash from investing activities	30,418	37,513
Net cash used in financing activities	(14,052)	(11,707)

Net increase in cash and cash equivalents	44,610	52,405

Cash and cash equivalents at beginning of the period	104,166	204,933
Effect of foreign exchange rate changes	(1,117)	1,133
Cash and cash equivalents at end of the period	147,659	258,471

Represented by:
Bank balances and cash	266,403	258,471
Less: time deposits with original maturity over three months	(118,744)	-

	147,659	258,471